Exhibit 99.1

SANDSTORM GOLD PROVIDES CORPORATE UPDATE

Vancouver, British Columbia — June 8, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to provide a corporate update, including results from the Company’s Annual General Meeting as well as progress at various projects underlying the Company’s streams and royalties.

SANDSTORM ANNOUNCES VOTING RESULTS FROM ANNUAL GENERAL MEETING

The Annual General and Special Meeting of Shareholders of Sandstorm (the “Meeting”) was held today, June 8 in Vancouver, British Columbia at which 68.84% of the issued common shares, as of the record date for the Meeting, were represented. Shareholders voted in favour of all resolutions presented, including the re-election of all director nominees, namely Nolan Watson, David Awram, David E. De Witt, Andrew T. Swarthout, John P.A. Budreski and Mary L. Little. Detailed results of the vote for directors are set out below:

VOTING RESULTS
Election of Directors	For	Withheld
Nolan Watson	62,741,504 (99.07%)	587,767 (0.93%)
David Awram	54,797,239 (86.53%)	8,532,032 (13.47%)
David E. De Witt	62,595,106 (98.84%)	734,165 (1.16%)
Andrew T. Swarthout	51,185,185 (80.82%)	12,144,086 (19.18%)
John P.A. Budreski	50,291,496 (79.41%)	13,037,775 (20.59%)
Mary L. Little	62,581,277 (98.82%)	747,997 (1.18%)

Detailed voting results for all matters considered at the Meeting will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

SANDSTORM ANNOUNCES AMENDMENT TO CREDIT FACILITY

Sandstorm has amended its revolving credit agreement (the “Revolving Loan”), extending the term to four years (maturing in July 2020). The Revolving Loan allows the Company to borrow up to US$110 million for acquisition purposes, from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and Canadian Imperial Bank of Commerce. As part of the amendment, the Company improved its leverage ratio covenant such that it is now required to maintain a leverage ratio (defined as net debt divided by EBITDA) of less than or equal to 4.00:1, 3.50:1, and 2.75:1 for calendar 2016 through to calendar 2017, calendar 2018 and the remainder of the life of the Revolving Loan, respectively.

LUNA GOLD ANNOUNCES GREENFIELDS EXPLORATION AGREEMENT WITH ANGLOGOLD ASHANTI

Luna Gold Corp. (“Luna”) announced that it has entered into an exploration agreement with AngloGold Ashanti Limited (“AngloGold”) concerning the greenfields mineral claims that surround the past-producing Aurizona gold mine in northern Brazil. The terms of the agreement provide AngloGold the ability to invest US$14 million in exploration expenditures over a four year period, including a minimum of US$2 million during the first year, to earn a 70% interest in the mineral claims. The agreement covers an area of 1,702 square kilometres and may be increased to 2,387 square kilometres subject to governmental approvals on certain greenfields claims.

For more information on the joint venture agreement, visit the Luna Gold website at http://www.lunagold.com/news1 and see the press release dated May 27, 2016.

Sandstorm holds a 2.0% NSR royalty on the greenfields mineral claims.

MARIANA RESOURCES ANNOUNCES ADDITIONAL HIGH GRADE INTERCEPTS FROM the HOT MADEN PROJECT

Mariana Resources Ltd. (“Mariana”) continues to report high grade, near-surface gold-copper mineralization from drilling at the Hot Maden project in Turkey (“Hot Maden”). The recently announced drilling results identified three important advancements. Drilling has confirmed the extension of high grade mineralization outside of the current mineral resource model and is therefore expected to increase the next mineral resource estimate. Selected holes include:

•	HTD-52 – 31.5 metres @ 4.4 g/t gold and 0.77% copper from 262.0 metres downhole, and 18.5 metres @ 2.24 % copper and 0.4 g/t gold from 295.0 metres downhole.

•	HTD-44 – 36.5 metres @ 7.1% zinc, 1.8 g/t gold and 0.51% copper from 25.5 metres.

Drilling has also confirmed mineralization along trend to the south (possible offset) from the high grade Cu-Au resource at the Ridge Area:

•	HTD-45 – 5.0 metres @ 5.0 g/t gold from 11.0 metres, 15.0 metres @ 3.2 g/t gold and 1.22% copper from 24.0 metres, and 5.0 metres @ 9.1 g/t gold and 1.4% copper from 46.0 metres

Drilling at the new Southern Zone discovery has confirmed the presence of significant mineralization in an area 400 meters south of the current resource. Results include:

•	HTD-53 – 40.5 metres @ 8.8 grams per tonne (g/t) gold and 0.77% copper from 158.0 metres downhole, including 12.0 metres @ 22.2 g/t gold and 0.66% copper from 183.0 metres downhole.

Exploration activities focus on the generation of new high-grade gold-copper targets and extensions of known high grade gold-copper mineral resource. A geophysical program to explore for porphyry gold-copper mineralization underlying the high grade mineral resource will be undertaken during the second half of 2016. An updated mineral resource estimate for Hot Maden will incorporate assay results from drill holes HTD-18 to HTD-53, and is expected in June 2016. Two drill rigs continue to operate on the project and additional results are pending.

For more information and complete drill results visit the Mariana Resources website at www.marianaresources.com/news/news-2016 and see the press releases dated May 23, 2016 and May 26, 2016.

Sandstorm holds a 2.0% net smelter returns (“NSR”) royalty on the Hot Maden project.

Columbus Gold Advances Feasibility study and ESIA on MONTAGNE D’OR PROJECT

Columbus Gold Corp. provided an update on the advancement of the ongoing Bankable Feasibility Study ("BFS") and Environmental and Social Impact Assessment ("ESIA") at its Montagne d'Or gold deposit, French Guiana (“Montagne D’Or”). The studies are being funded by Nord Gold N.V. pursuant to which they can earn a 50.01% interest (for a total of 55.01%) in Montagne d'Or.

The BFS is anticipated to be completed in the fourth quarter of 2016 and entails the development of an engineered construction and operating plan with considerations for social, environmental and water management, permitting, geotechnical engineering, hydrogeology, metallurgical testing, process design and mine planning. The BFS considers the development of the project as an open pit mine. The ESIA is being completed as part of the process to obtain the various authorizations required for mine construction and eventual mining operations. Complementary studies that will accompany the ESIA include a Hazard Study / Risk Assessment, Internal Operation Plan, and Security and Health document.

The Montagne d'Or deposit consists of east-west-striking and steeply south-dipping gold-sulfide mineralized horizons. The deposit is drill-defined over a strike extent of 2,300 meters and to an average depth of 250 meters from surface. The mineralized zones remain open on strike to the west and at depth. Utilizing a cut-off grade of 0.4 g/t gold, the deposit contains Indicated mineral resources of 83.2 million tonnes grading 1.45 g/t gold (3.9 million ounces) and Inferred mineral resources of 22.4 million tonnes grading 1.55 g/t gold (1.1 million ounces). A Preliminary Economic Assessment ("PEA") for the Montagne d'Or deposit was completed in July 2015 and estimates annual production of approximately 273,000 ounces of gold in the first 10 years at an All-In Sustaining Capital Cost per ounce of US$711, and a mined head-grade of 2.0 g/t gold.

For more information regarding the BFS, ESIA and PEA, visit the Columbus website at http://www.columbusgoldcorp.com/s/NewsReleases.asp and see the press release dated May 26, 2016

Sandstorm holds a 1% NSR royalty on the Paul Isnard gold project which hosts the Montagne d'Or gold deposit.

ERDENE INTERSECTS SIGNIFICANT GOLD MINERALIZATION AT BAYAN KHUNDII

In April of this year, Sandstorm acquired two NSR royalties as part of a $2.5 million financing package completed with Erdene Resource Development Corp. (“Erdene”). One of the royalties covers Erdene’s high-grade Bayan Khundii gold project in southwest Mongolia (“Bayan Khundii”) where results from an ongoing drill program have been recently announced. The drill results are part of a 30-hole diamond drill program that will total 3,825 metres. The focus of the current drilling is on the Striker Zone, one of several targets being explored along a 1.7 kilometre strike length. Highlights from the results reported for drill holes BKD-16 to BKD-31 include:

•	BKD-17 – 63.0 metres @ 5.3 g/t gold beginning at 50.0 metres down hole:
o	Includes a 3.0 metre section grading 49.4 g/t gold and a 5.0 metre section grading 26.8 g/t gold;
o	Includes four 1.0 metre samples with grades ranging from 37.5 g/t gold to 81.7 g/t gold;
o	Hole is located approximately 35.0 metres down dip from drill hole BHD-09 which returned 26.0 metres of 5.9 g/t gold.
•	BKD-28 – 18.0 metres @ 1.1 g/t gold from surface, including 3.0 metres @ 4.5 g/t gold and 70.0 metres @ 1.1 g/t gold from 50.0 metres to the end of the hole including 7.0 metres @ 4.7 g/t gold.

The Striker Gold Zone is located in the southern end of the Bayan Khundii Project. Erdene’s 2015 reconnaissance exploration program was responsible for the discovery of gold mineralization in this region. Bayan Khundii, is located 20 kilometres southeast of Erdene’s flagship Altan Nar gold-polymetallic project. Gold mineralization at Bayan Khundii has been identified in three outcropping areas along a 1.7 kilometre trend. The areas between these three outcropping areas of mineralization are covered by younger rocks, possibly masking a continuous trend connecting the areas. Erdene is now completing a detailed exploration program in this area to evaluate the distribution of high grade visible gold that occurs in several parallel structures.

For more information and complete drill results visit the Erdene website at http://www.erdene.com/news_releases16/News_Releases16.php and see the press releases dated May 9, 2016 and May 24, 2016.

Sandstorm holds a 2% NSR royalty on Erdene’s Bayan Khundii and Altan Nar projects.

QUALIFIED PERSON, QA/QC

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

Mariana Resources Ltd.

Mineralised intervals presented for Hot Maden are drill intersection widths and may not represent true widths of mineralisation. Drill core obtained from the diamond drill program is dominantly HQ-sized core with the remainder being PQ-sized core. All drill core is photographed and quick logged prior to sampling. Standard sampling protocol involves the halving of all drill core and sampling over generally 1 metre intervals (in clearly mineralized sections) or 2 metre intervals (elsewhere), with one half of the core being placed in a sealed sample bag and dispatched to the analytical laboratory for analysis and one half remaining on-site in core trays.

Analyses of all samples are performed at ALS Laboratories’ facility in Izmir, western Turkey. All samples are analyzed for gold using a 30 gram Fire Assay with AAS finish, in addition to a 33 element ICP-AES analysis using a four acid digest (ME-ICP61). Samples in which ICP analyses returned greater than the maximum detection limit for the elements Ag (100 ppm), Cu (10,000 ppm), Fe (50%), Pb (10,000 ppm), and Zn (10,000 ppm) are reanalyzed using the AAS analytical technique. Standards and blanks are inserted in to the analytical sequence on the basis of one standard for every 20 samples, 2 blanks in every batch, and one duplicate every 40 samples.

Columbus Gold Corp.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The PEA estimates economic results using a US$1,200/oz gold price, and an NPV 8%. Initial Capital Cost are estimated at US$366 million for a 13-year mine life. For the first 11 years, the annual recovered gold production is approximately 265,000 oz/year. The NPV 8% changes by approximately US$1.1 million per dollar change in gold price and makes taxation assumptions on the French tax code.

Erdene Resource Development Corp.

All samples have been assayed at SGS Laboratory in Ulaanbaatar, Mongolia. In addition to internal checks by SGS Laboratory, Erdene incorporates a QA/QC sample protocol utilizing prepared standards and blanks. Erdene’s sampling protocol for drill core consists of the collection of samples over 1 metre or 2 metre intervals (depending on the lithology and style of mineralization) over the entire length of the drill hole, excluding minor post-mineral lithologies and un-mineralized granitoids. Sample intervals are based on meterage, not geological controls or mineralization. All drill core is cut in half with a diamond saw, with half of the core placed in sample bags and the remaining half securely retained in core boxes at Erdene’s Bayan Khundii exploration camp. All samples are organized into batches of 20 samples including two commercially prepared standards and blanks. Sample batches were periodically shipped directly to SGS in Ulaanbaatar via Erdene’s logistical contractor, Monrud Co. Ltd.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 131 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2015 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178